Exhibit 99(iii)


                       FIRST AMENDMENT TO THE
               SEARS 401(K) PROFIT SHARING TRUST AGREEMENT

This First Amendment (this "Amendment") dated as of December 1, 1998 by and between Sears, Roebuck and Co., a New York corporation (the "Company"), and State Street Bank and Trust Company, a Massachusetts trust company, (the "Trustee"), amends the Sears 401(k) Profit Sharing Trust Agreement (As amended and restated as of January 1, 1998) between the Company and the Trustee (the "Trust Agreement").

WHEREAS, the Company and the Trustee agree that it is desirable that the Company amend the voting provisions of the Sears 401(k) Profit Sharing Plan; and

WHEREAS, the Company and the Trustee desire to amend the voting provisions of the Trust Agreement to conform to the proposed amendments to the voting provisions of the Sears 401(k) Profit Sharing Plan;

NOW, THEREFORE, the Company and the Trustee hereby agree as follows:

1) Section 7.1(b) of the Trust Agreement shall be deleted and replaced in its entirety by the following:

"(b) Common Stock for which the Trustee does not receive timely voting instructions, including those shares which are not allocated to participants' accounts, shall be voted in the same proportion as all Common Stock held under the Plan with respect to which directions are received by the Trustee."

2) In all other respects, the Trust Agreement shall remain in full force and effect and shall continue unaffected by this Amendment.

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first above written.


SEARS, ROEBUCK AND CO.


By: /s/ John T. Sloan
John T. Sloan
Senior Vice President,
Human Resources


STATE STREET BANK AND TRUST COMPANY


By: /s/ John Scott Feely
Name: John Scott Feely
Title:   Vice President